Exhibit 99.1

Secretarial/Codan Use Only
Date of notice: May 23, 2013
Effective date: ____________

GasLog Ltd.

(the “Company”)

WRITTEN RESOLUTIONS OF MEMBERS

made pursuant to Bye-law 35 of the Bye-laws of the Company

NOTICE IS HEREBY GIVEN that the following resolutions are proposed, and the undersigned, being Members of the Company acting by written consent without a meeting, DO HEREBY CONSENT to the adoption of the following resolutions:

AMENDMENTS TO BYE-LAWS

WHEREAS, it is proposed to amend the Bye-laws of the Company to give the Board of Directors of the Company the power to issue preference shares in one or more series (“Preference Shares”), and to establish from time to time the number of shares to be included in each such series, and to fix the terms, including designation, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each such series at its discretion.

RESOLVED that, Bye-law 2 of the Company’s Bye-laws be and is hereby deleted in its entirety and replaced with the new Bye-law 2 attached hereto as Exhibit 1.

FURTHER RESOLVED that, Bye-law 4 of the Company’s Bye-laws be and is hereby deleted in its entirety and replaced with the new Bye-law 4 attached hereto as Exhibit 2.

FURTHER RESOLVED that the Board from time to time be and hereby is authorised to exercise any and all the authorities and powers granted to the Board pursuant to the Bye-laws of the Company including without limitation those authorities and powers set out in Bye-laws 2 and 4, each as amended, of the Bye-laws of the Company.

FURTHER RESOLVED that to the extent that the issuance of any such Preference Shares shall vary the rights of the Company’s common shares, consent to any such variation is hereby given in accordance with Bye-law 15 of the Company’s Bye-laws.

FURTHER RESOLVED that the Board be and is hereby authorised to redesignate such authorised and unissued share capital as the Board in its discretion shall determine to be appropriate in connection with any issuance of Preference Shares.

Exhibit 1

2.	Power to Issue Shares

	2.1	Subject to these Bye-laws and to any resolution of the Members to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the Board shall have the power to issue any unissued shares on such terms and conditions as it may determine and any shares or class of shares may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, or otherwise.

	2.2	Subject to the Act, any preference shares may be issued or converted into shares that (at a determinable date or at the option of the Company or the holder) are liable to be redeemed on such terms and in such manner as may be determined by the Board or any committee thereof (before the issue or conversion of such shares).

Exhibit 2

4.	Rights Attaching to Shares

4.1	At the date these Bye-laws are amended, the share capital of the Company consists of a single class of common shares of par value US$0.01 each (the “Common Shares”).

4.2	The holders of Common Shares shall, subject to these Bye-laws (including, without limitation, the rights attaching to any preference shares to be issued by the Company (“Preference Shares”) :

	(a)	be entitled to one vote per share;

	(b)	be entitled to such dividends as the Board may from time to time declare;

	(c)	in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and

	(d)	generally be entitled to enjoy all of the rights attaching to shares.

4.3	The Board is authorised to provide for the issuance of the Preference Shares in one or more series, and to establish from time to time the number of shares to be included in each such series, to allot and redesignate such portion of the unissued share capital to such series as it shall determine to be appropriate and to fix the terms, including designation, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each such series (and, for the avoidance of doubt, such matters and the issuance of such Preference Shares shall not be deemed to vary the rights attached to the Common Shares or, subject to the terms of any other series of Preference Shares, to vary the rights attached to any other series of Preference Shares). The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(a)	the number of shares constituting that series and the distinctive designation of that series;

(b)	the dividend rate on the shares of that series, whether dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of the payment of dividends on shares of that series;

(c)	whether the series shall have voting rights, in addition to the voting rights provided by law and, if so, the terms of such voting rights;

(d)	whether the series shall have conversion or exchange privileges (including, without limitation, conversion into Common Shares) and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the Board shall determine;

(e)	whether or not the shares of that series shall be redeemable or repurchaseable and, if so, the terms and conditions of such redemption or repurchase, including the manner of selecting shares for redemption or repurchase if less than all shares are to be redeemed or repurchased, the date or dates upon or after which they shall be redeemable or repurchaseable, and the amount per share payable in case of redemption or repurchase, which amount may vary under different conditions and at different redemption or repurchase dates;

(f)	whether that series shall have a sinking fund for the redemption or repurchase of shares of that series and, if so, the terms and amount of such sinking fund;

(g)	the right of the shares of that series to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any subsidiary, upon the issue of any additional shares (including additional shares of such series or any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Company or any subsidiary of any issued shares of the Company;

(h)	the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights of priority, if any, of payment in respect of shares of that series; and

(i) any other relative participating, optional or other special rights, qualifications, limitations or restrictions of that series.

4.4	Any Preference Shares of any series which have been redeemed (whether through the operation of a sinking fund or otherwise) or which, if convertible or exchangeable, have been converted into or exchanged for shares of any other class or classes shall have the status of authorised and unissued Preference Shares of the same series and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preference Shares to be created by resolution or resolutions of the Board or as part of any other series of Preference Shares, all subject to the conditions and the restrictions on issuance set forth in the resolution or resolutions adopted by the Board providing for the issue of any series of Preference Shares.

4.5	At the discretion of the Board, whether or not in connection with the issuance and sale of any shares or other securities of the Company, the Company may issue securities, contracts, warrants or other instruments evidencing any shares, option rights, securities having conversion or option rights, or obligations on such terms, conditions and other provisions as are fixed by the Board including, without limiting the generality of this authority, conditions that preclude or limit any person or persons owning or offering to acquire a specified number or percentage of the issued Common Shares, other shares, option rights, securities having conversion or option rights, or obligations of the Company or transferee of the person or persons from exercising, converting, transferring or receiving the shares, option rights, securities having conversion or option rights, or obligations.

4.6	All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share and, except where required by the Act, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital, or shares, of the Company, including for purposes of determining whether a quorum of Members exists or voting on any resolution of the Members.